       BIRD POTENTIALS INC.
        47123 Michel Road
       Ronan, Montana 59864

April 22, 2019

VIA EDGAR

Sherry Haywood
Staff Attorney
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Black Bird Potentials Inc. (the "Company")
 Offering Statement on Form 1-A
 Commission File No. 024-10976

Dear Ms. Haywood:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified April 24, 2019, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the State of Montana has approved the Offering Statement, upon qualification by the Securities and Exchange Commission (the "Commission"), and acknowledges the following:

 - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

 - the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ FABIAN G. DENEAULT

Fabian G. Deneault
President
Black Bird Potentials Inc.